RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Announces Corporate Update on the Company, Carrizal Property and Closing of Financing

Vancouver,British Columbia--(Newsfile Corp. – July 19, 2024) - RED METAL RESOURCES LTD. (CSE: RMES) (FSE: I660) (OTC PINK:RMESF) (“Red Metal” or the “Company”) a Canadian exploration company, with assets in Chile, is focused on the exploration, acquisition, and development of Copper, Gold, Cobalt projects in South America. We are pleased to announce our strategic company plans under the company’s new management team and moving forward with advancement of our Carrizal Property in the Atacama Desert of Northern Chile.

Gregg Jensen, CEO says, “Red Metal Resources is focused on Copper and Gold exploration and development. In particular, demand for copper is expected to continue to grow over the long-term according to many research analysts due to clean energy transition and need for additional energy generation. Some organizations are forecasting copper demand will double by 2035.”

NEW MANAGEMENT TEAM

Our new management team consisting of Gregg Jensen, President, CEO, Marian Myers P.Geo, Director and Project Manager, and Brian Gusko, VP of Finance has been working diligently in the past two months with a site visit to the property, meeting with new investment groups in Vancouver, Toronto and Germany, and a thorough analysis of historical work completed on the property. The new management team is excited by the work previously completed and the growth opportunities for the future.

CORPORATE RESTRUCTURING

As previously announced, the company agreed to undergo a 3-1 reverse split and certain debt holders agreed to restructure their debt into long term. These restructuring items have now been completed and the company can move forward on a stronger footing to allow new investment to support the growth of the company.

FUTURE DEVELOPMENT OF THE CARRIZAL PROPERTY

The Carrizal property consists of 21 claims covering 3278 hectares in the Atacama Desert of Northern Chile and is adjacent to the historical Carrizal Alto mine that operated between the 1820’s and 1891.  The company splits the property into two zones, Perth in the north (high-grade gold surface samples) and Farellón in the south (high-grade copper drilling and surface sampling).  Farellón, an IOCG vein deposit zone and has over 9000 metres of drilling with a drill verified: ~1.5km mineralized strike length, open for additional 3.5km along strike, and at depth. This is in addition to other vein targets identified by recent surface sampling. Perth is a vein system with significant gold mineralization in addition to copper.  Surface sampling in 2011 identified 12 veins, there are 48 samples of > 1 g/t Au, 46 samples of > 1% Cu, and 19 samples of > 0.05% Co.

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RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

The company plans to conduct a satellite alteration survey and an induced polarization (IP) geophysics survey over our high-grade copper Farellón zone to aide in developing new drill targets. The company also plans to conduct a satellite alteration survey over the Perth gold zones where historic work has outlined significant gold and copper mineralization. Plans are to continue drilling on the Farellón zone (historic drilling of over 9,000 drill metres) with a view to expand known mineralization at depth and along strike.

For additional information please see our technical presentation.

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RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

LOCAL INFASTRUCTURE

Our Carrizal property is located in the Carrizal Alto Mining District, “Region de Atacama” in the Coastal Cordillera, 150km south of Copiapo & 20km west of Pan-American Highway, 45 minutes from Vallenar and 25km from the Pacific Ocean Coast.  Internally on our property there is a significant dirt road network, helicopter pad, camp for a drill crew along with core storage shack.  Experienced labour can easily be accessed in the area as there are extensive mining operations throughout the region.

CLOSING OF FINANCING

The company has closed the second and final tranche of its previously announced private placement (the “Offering”) and issued 550,000 common shares in the capital of the Company at a price of $0.05 per common share for gross proceeds of $27,500.  In addition, the company has closed shares for debt transaction issuing 150,000 common shares at a price of $0.05 per common share for gross proceeds of $7,500

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RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company’s projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile’s coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES, on the Frankfurt Stock Exchange with a symbol of I660 and WKN number of A40DG3; and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Gregg Jensen, CEO

1-604-316-9532

gregg.jensen@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are “forward-looking information” within the meaning of applicable securities laws including, without limitation statements related to the Offering, Debt Settlement, expected use of proceeds and intended next steps with respect to mineral exploration. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal’s public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

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